FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



August 2, 2010


--------------------------------------------------------------------------------

RICOH                                              August 2, 2010

                               QUARTERLY REPORT

                       First Quarter ended June 30, 2010
         (Results for the Period from April 1, 2010 to June 30, 2010)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                                                                      (Billions of yen)
---------------------------------------------------------------------------------------------  ------------------------
                                                 Three months ended Three months ended          Year ending
                                                   June 30, 2010      June 30, 2009            March 31, 2011
                                                      Results            Results       Change     Forecast       Change
---------------------------------------------------------------------------------------------  ------------------------
  Domestic sales                                         212.9              206.7        3.0%       914.0          4.3%
  Overseas sales                                         270.0              284.6       -5.1%     1,136.0         -0.3%
Net sales                                                482.9              491.3       -1.7%     2,050.0          1.7%
Gross profit                                             204.3              200.3        2.0%       835.0          1.5%
Operating income                                          21.8                6.0      259.6%        85.0         28.8%
Income before income taxes                                15.4                3.4      353.6%        75.0         30.4%
Net income attributable to Ricoh Company, Ltd.             7.3                0.9      712.1%        35.0         25.6%
---------------------------------------------------------------------------------------------  ------------------------
Exchange rate (Yen/US$)                                  92.13              97.51      -5.38        90.53        -2.38
Exchange rate (Yen/EURO)                                117.52             132.69     -15.17       111.88       -19.33
---------------------------------------------------------------------------------------------  ------------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                     10.11               1.24       8.87        48.24         9.83
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                    9.83               1.20       8.63        46.93         9.57
---------------------------------------------------------------------------------------------  ------------------------
Cash flows from operating activities                      41.4               32.5        8.8           --           --
Cash flows from investing activities                     -20.8              -26.5        5.6           --           --
Cash flows from financing activities                      32.4              -69.9      102.3           --           --
Cash and cash equivalents at end of period               286.2              196.0       90.1           --           --
---------------------------------------------------------------------------------------------  ------------------------
Capital expenditures                                      15.8               17.3       -1.5         72.0          5.0
Depreciation for tangible fixed assets                    16.0               16.6       -0.6         67.0         -3.3
R&D expenditures                                          25.6               27.2       -1.6        112.0          2.1
---------------------------------------------------------------------------------------------  ------------------------

                                                   June 30, 2010      March 31, 2010   Change
---------------------------------------------------------------------------------------------
Total assets                                           2,361.0            2,383.9       -22.8
Ricoh Company, Ltd. shareholders' equity                 925.8              973.3       -47.4
Interest-bearing debt                                    743.7              684.4        59.2
---------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio
  (%)                                                     39.2               40.8        -1.6
---------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per
  share (yen)                                         1,276.04           1,341.45      -65.41
---------------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

*  The Company bases the forecast estimates for the fiscal year ending
   March 31, 2011 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2010 (U.S. GAAP FINANCIAL INFORMATION)

1.  RESULTS FOR THE PERIOD FROM APRIL 1, 2010 TO JUNE 30, 2010

(1) Operating Results

                                                            (Millions of yen)
------------------------------------------------------------------------------
                                         Three months ended Three months ended
                                           June 30, 2010      June 30, 2009
------------------------------------------------------------------------------
Net sales                                     482,954            491,389
   (% change from the previous
     corresponding period)                       -1.7               -5.8
Operating income                               21,847              6,076
   (% change from the previous
     corresponding period)                      259.6              -84.7
Income before income taxes                     15,492              3,415
   (% change from the previous
     corresponding period)                      353.6              -92.2
Net income attributable to Ricoh
  Company, Ltd.                                 7,333                903
   (% change from the previous
     corresponding period)                      712.1              -96.5
Net income attributable to Ricoh
  Company, Ltd. shareholders per
  share-basic (yen)                             10.11               1.24
Net income attributable to Ricoh
  Company, Ltd. shareholders per
  share-diluted (yen)                            9.83               1.20
------------------------------------------------------------------------------

(2)  Financial Position

                                                             (Millions of yen)
------------------------------------------------------------------------------
                                               June 30, 2010  March 31, 2010
------------------------------------------------------------------------------
Total assets                                     2,361,052       2,383,943
Total equity                                       976,841       1,023,874
Ricoh Company, Ltd. shareholders' equity           925,863         973,341
Ricoh Company, Ltd. shareholders'
  equity ratio (%)                                    39.2            40.8
Ricoh Company, Ltd. shareholders'
  equity per share (yen)                          1,276.04        1,341.45
------------------------------------------------------------------------------

2.  DIVIDEND INFORMATION

------------------------------------------------------------------------------
                                                 Year ended      Year ending
                                               March 31, 2010   March 31, 2011
                                                 (Results)        (Forecast)
------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)       33.00             33.00
   Interim (yen)                                   16.50             16.50
   Year-end (yen)                                  16.50             16.50
------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2010 TO MARCH 31, 2011

                                                             (Millions of yen)
------------------------------------------------------------------------------
                                           Half year ending      Year ending
                                          September 30, 2010   March 31, 2011
------------------------------------------------------------------------------
Net sales                                      984,000            2,050,000
Operating income                                35,000               85,000
Income before income taxes                      28,000               75,000
Net income attributable to Ricoh
  Company, Ltd.                                 12,500               35,000
Net income attributable to Ricoh
  Company, Ltd. shareholders per share
  (yen)                                          17.23                48.24
------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Changes in accounting method: Yes

*   For details see "4. Others" on page 5.

(3) Number of common stock outstanding (including treasury stock):

As of June 30, 2010  744,912,078 shares  As of March 31, 2010  744,912,078 shares

(4) Number of treasury stock:

As of June 30, 2010  19,337,565 shares  As of March 31, 2010  19,320,723 shares

(5) Average number of common stock:

As of June 30, 2010  725,579,899 shares  As of June 30, 2009  725,669,565 shares

CONSOLIDATED PERFORMANCE

1.  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first quarter of fiscal year 2011 (the three months period from April 1, 2010 to June 30, 2010) decreased by 1.7% as compared to the previous corresponding period, to Yen 482.9 billion. During this quarter, the average yen exchange rates were Yen 92.13 against the U.S. dollar (up Yen 5.38) and Yen 117.52 against the Euro (up Yen 15.17). Net sales would have increased by 2.6% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy had shown some moderate recovery from the second half of the previous year. However, unpredictable situation remained because of the sharp appreciation of the Yen against the U.S. dollar and the Euro as well as decline of the stock market. Despite the severe situation, domestic sales in all the segments such as the Imaging & Solutions, Industrial Products and Other increased from the previous corresponding period. Consequently, overall sales in Japan increased by 3.0% as compared to the previous corresponding period.

The overseas economy had shown recovery trend partially. However, it remained sluggish due to financial crisis and employment insecurity in some European countries. Moreover, the appreciation of the Yen against the U.S. dollar and the Euro developed, and therefore Ricoh continued to be in the severe business environment. As for overseas sales, although sales in the Americas, due to the economic downturns and the appreciation of the Yen against the U.S. dollar, decreased by 6.6% (-1.0%, excluding foreign currency exchange fluctuation) and sales in Europe decreased by 9.3% (+2.2%, excluding foreign currency exchange fluctuation), sales in Other, comprised of China, South East Asia and Oceania, increased by 19.1% (+20.1%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 5.1% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 2.3% as compared to the previous corresponding period.

Gross profit, despite decrease in sales and the appreciation of the Yen, increased by 2.0% as compared to the previous corresponding period, to Yen
204.3 billion due mainly to the increased sales of value-added high-margin products in addition to ongoing cost reduction.

Group-wide cost reduction efforts contributed largely to a decline in selling, general and administrative expenses. Consequently, selling, general and administrative expenses decreased by 6.1% as compared to the previous corresponding period, to Yen 182.4 billion.

As a result, operating income increased by 259.6% as compared to the previous corresponding period, to Yen 21.8 billion.

For other (income) expenses, foreign exchange loss increased. As a result, income before income taxes increased by 353.6% as compared to the previous corresponding period, to Yen 15.4 billion.

As a result, net income attributable to Ricoh Company, Ltd. increased by Yen
6.4 billion as compared to the previous corresponding period, to Yen 7.3 billion.

*Conditions by Product Line

Imaging & Solutions (Sales down 2.8% to Yen 424.6 billion)
----------------------------------------------------------

   Imaging Solutions (Sales down 4.8% to Yen 359.9 billion)
   -------------------------------------------------------

   Sales in this category decreased by 4.8% as compared to the previous corresponding period, to Yen 359.9 billion. The sales would have increased by 0.1% excluding the effects of foreign currency fluctuations.

   As for sales of PPCs and MFPs, while the sales of color products remained steady, the sales of monochrome products decreased as compared to the previous corresponding period. Sales of production printing products increased due to new product launch.

   Network System Solutions (Sales up 10.3% to Yen 64.7 billion)
   -------------------------------------------------------------
   Sales in this category increased by 10.3% as compared to the previous corresponding period, to Yen 64.7 billion due mainly to expanding MDS (Managed Document Services) and IT service around the world.

As a result, sales in the Imaging & Solutions segment decreased by 2.8% as compared to the previous corresponding period, to Yen 424.6 billion. Operating income increased by 58.9% as compared to the previous corresponding period, to Yen 37.9 billion due mainly to the increased sales of value-added high-margin products in addition to ongoing cost reduction.

Industrial Products (Sales up 12.7% to Yen 27.9 billion)
--------------------------------------------------------

Sales in the Industrial Products segment increased by 12.7% as compared to the previous corresponding period, to Yen 27.9 billion. Sales of semiconductor devices, thermal media, optical equipment and electronic components increased as compared to the previous corresponding period.

As a result, operating income in the Industrial Products segment amounted to Yen 0.4 billion (operating loss Yen 0.3 billion for the previous corresponding period).

Other (Sales up 1.8% to Yen 30.3 billion)
-----------------------------------------

Net sales in the Other segment increased by 1.8% as compared to the previous corresponding period, to Yen 30.3 billion. Sales of digital cameras and so on increased in Japan and overseas.

As a result operating loss in the Other segment amounted to Yen 0.1 billion (operating loss Yen 0.2 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, cash and time deposits increased temporarily from the end of the previous fiscal year because Ricoh issued unsecured bonds on June 22, 2010 in order to have financial arrangements with redemption of convertible bonds. The yen equivalent of foreign-currency-denominated assets decreased because the appreciation of the Yen developed from the previous fiscal year. As a result, total assets decreased by Yen 22.8 billion, to Yen 2,361.0 billion.

For Liabilities, while short-term borrowings and so on decreased, long-term liabilities increased due to the issue of unsecured bonds. As a result, total liabilities increased by Yen 24.1 billion, to Yen 1,384.2 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net income attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due mainly to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 47.0 billion from the end of the previous fiscal year, to Yen 976.8 billion.

*Cash Flows (Three months from April 1, 2010 to June 30, 2010)

Net cash provided by operating activities in this period increased by Yen 8.8 billion as compared to the previous corresponding period, to Yen 41.4 billion due mainly to the increase of consolidated net income.

Net cash used in investing activities in this period decreased by Yen 5.6 billion as compared to the previous corresponding period, to Yen 20.8 billion.

As a result, free cash inflows generated by operating and investing activities increased by Yen 14.5 billion as compared to the previous corresponding period, to Yen 20.5 billion.

Net cash provided by financing activities amounted to Yen 32.4 billion due primarily to the issue of unsecured bonds.

As a result, cash and cash equivalents at the end of this first quarter increased by Yen 44.1 billion as compared to the end of the previous fiscal year, to Yen 286.2 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the first half of fiscal year ending March 31, 2011 that previously announced in April 2010, while Ricoh has revised downward its forecast of sales, Ricoh has revised upward that of gross profit, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. This revision reflects the business result for the first quarter ended June 30, 2010.

As for the forecast of business results for the full fiscal year ending
March 31, 2011 that previously announced in April 2010, while Ricoh has revised upward its forecast of domestic sales, Ricoh has revised downward that of overseas sales.

Ricoh assumes that exchange rates of Yen 90.00 against the U.S. dollar and of Yen 110.00 against the Euro in and after the second quarter, which were revised from the forecast that announced in April 2010. The actual exchange rates during the first quarter were incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2011 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2011
US$ 1 = Yen 90.53 (Yen 92.91 in previous fiscal year)
EURO 1 = Yen 111.88 (Yen 131.21 in previous fiscal year)

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                Half year ending   Half year ended           Year ending     Year ended
                               September 30, 2010 September 30, 2009        March 31, 2011 March 31, 2010
                                   (Forecast)         (Results)      Change   (Forecast)     (Results)         Change
---------------------------------------------------------------------------------------------------------------------
  Domestic sales                     438.0              421.6          3.9%      914.0          876.5            4.3%
  Overseas sales                     546.0              567.1         -3.7%    1,136.0        1,139.7           -0.3%
Net sales                            984.0              988.7         -0.5%    2,050.0        2,016.3            1.7%
Gross profit                         405.0              398.2          1.7%      835.0          822.3            1.5%
Operating income                      35.0               13.9        150.1%       85.0           65.9           28.8%
Income before income taxes            28.0                6.7        313.8%       75.0           57.5           30.4%
Net income attributable to
  Ricoh Company, Ltd.                 12.5                1.8        591.4%       35.0           27.8           25.6%
---------------------------------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2011 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.   OTHERS

(1)  Changes in significant subsidiaries:

Not applicable

(2)  Changes in accounting method:

Adoption of new accounting standards:

Ricoh adopted the FASB Accounting Standards Codification ("ASC") 860 "Transfers and Servicing" updated by the FASB issued Accounting Standard Update ("ASU") No. 2009-16, "Accounting for Transfers of Financial Assets" in this fiscal year. This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured.

Ricoh also adopted FASB ASC 810 "Consolidation" updated by the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in this fiscal year. This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

Ricoh recognized Yen 24,264 million as Finance receivables and Yen
20,229 million as secured debt on Consolidated Balance Sheets to conform with these FASB ASC. The adoption of these FASB ASC did not have a material impact on cumulative effect on retained earnings.

5.   CONSOLIDATED FINANCIAL STATEMENTS

(1)  CONSOLIDATED BALANCE SHEETS

Assets                                                                   (Millions of yen)
------------------------------------------------------------------------------------------
                                                   June 30, 2010 March 31, 2010    Change
------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                              288,150       243,888        44,262
   Trade receivables                                   634,049       667,614       -33,565
   Inventories                                         171,371       169,251         2,120
   Other current assets                                 67,698        63,859         3,839
Total Current Assets                                 1,161,268     1,144,612        16,656
Fixed Assets
   Tangible fixed assets                               258,023       263,021        -4,998
   Finance receivables                                 449,438       445,896         3,542
   Other investments                                   492,323       530,414       -38,091
Total Fixed Assets                                   1,199,784     1,239,331       -39,547
------------------------------------------------------------------------------------------
Total Assets                                         2,361,052     2,383,943       -22,891
------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                           286,277       242,165
   Time deposits                                         1,873         1,723

Liabilities and Equity                                                   (Millions of yen)
------------------------------------------------------------------------------------------
                                                 June 30, 2010   March 31, 2010    Change
------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                      241,005        273,397      -32,392
   Short-term borrowings                               142,473        169,727      -27,254
   Other current liabilities                           217,274        217,280           -6
Total Current Liabilities                              600,752        660,404      -59,652
Fixed Liabilities
   Long-term indebtedness                              601,235        514,718       86,517
   Accrued pension and severance costs                 141,333        140,460          873
   Other fixed liabilities                              40,891         44,487       -3,596
Total Fixed Liabilities                                783,459        699,665       83,794
------------------------------------------------------------------------------------------
Total Liabilities                                    1,384,211      1,360,069       24,142
------------------------------------------------------------------------------------------
Equity
   Common stock                                        135,364        135,364           --
   Additional paid-in capital                          186,083        186,083           --
   Retained earnings                                   815,652        820,701       -5,049
   Accumulated other comprehensive loss               -174,456       -132,051      -42,405
   Treasury stock                                      -36,780        -36,756          -24
Total Ricoh Company, Ltd.
  shareholders' equity                                 925,863        973,341      -47,478
Noncontrolling interests                                50,978         50,533          445
------------------------------------------------------------------------------------------
Total Equity                                           976,841      1,023,874      -47,033
------------------------------------------------------------------------------------------
Total Liabilities and Equity                         2,361,052      2,383,943      -22,891
------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;
   Net unrealized holding gains on
     available-for-sale securities                         274          2,372       -2,098
   Pension liability adjustments                       -47,190        -47,335          145
   Net unrealized losses on derivative
     instruments                                        -1,601         -1,157         -444
   Cumulative translation adjustments                 -125,939        -85,931      -40,008

       Reference: Exchange rate                   June 30, 2010   March 31, 2010
                  US$ 1                              Yen 88.48      Yen 93.04
                  EURO 1                            Yen 107.81     Yen 124.92

(2)  CONSOLIDATED STATEMENTS OF INCOME

                                                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------
                                                Three months ended Three months ended
                                                  June 30, 2010      June 30, 2009    Change      %
------------------------------------------------------------------------------------------------------
Net sales                                              482,954            491,389      -8,435    -1.7
Cost of sales                                          278,636            291,084     -12,448    -4.3
       Percentage of net sales (%)                        57.7               59.2
Gross profit                                           204,318            200,305       4,013     2.0
       Percentage of net sales (%)                        42.3               40.8
Selling, general and administrative expenses           182,471            194,229     -11,758    -6.1
       Percentage of net sales (%)                        37.8               39.5
Operating income                                        21,847              6,076      15,771   259.6
       Percentage of net sales (%)                         4.5                1.2
Other (income) expenses
   Interest and dividend income                            597                583          14     2.4
       Percentage of net sales (%)                         0.1                0.1
   Interest expense                                      1,854              2,103        -249   -11.8
       Percentage of net sales (%)                         0.4                0.4
   Other, net                                            5,098              1,141       3,957   346.8
       Percentage of net sales (%)                         1.0                0.2
Income before income taxes, equity income and
   minority interests                                   15,492              3,415      12,077   353.6
       Percentage of net sales (%)                         3.2                0.7
Provision for income taxes                               7,296              1,879       5,417   288.3
       Percentage of net sales (%)                         1.5                0.4
Equity in earnings of affiliates                            -7                  4         -11      --
       Percentage of net sales (%)                        -0.0                0.0
Consolidated net income                                  8,189              1,540       6,649   431.8
       Percentage of net sales (%)                         1.7                0.3
Net income attributable to noncontrolling
   interests                                               856                637         219    34.4
       Percentage of net sales (%)                         0.2                0.1
Net income attributable to Ricoh Company, Ltd.           7,333                903       6,430   712.1
       Percentage of net sales (%)                         1.5                0.2
------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                             Yen 92.13          Yen 97.51
                   EURO 1                           Yen 117.52         Yen 132.69

CONSOLIDATED SALES BY PRODUCT CATEGORY                                               (Millions of yen)
------------------------------------------------------------------------------------------------------
                                       Three months ended Three months ended
                                         June 30, 2010      June 30, 2009    Change          %
------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                           359,925            378,098       -18,173       -4.8
       Percentage of net sales (%)             74.5               76.9
Network System Solutions                     64,764             58,722         6,042       10.3
       Percentage of net sales (%)             13.4               12.0
Imaging & Solutions Total                   424,689            436,820       -12,131       -2.8
       Percentage of net sales (%)             87.9               88.9
------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                          27,905             24,754         3,151       12.7
       Percentage of net sales (%)              5.8                5.0
------------------------------------------------------------------------------------------------------
[Other]
Other                                        30,360             29,815           545        1.8
       Percentage of net sales (%)              6.3                6.1
------------------------------------------------------------------------------------------------------
Grand Total                                 482,954            491,389        -8,435       -1.7
       Percentage of net sales (%)            100.0              100.0
------------------------------------------------------------------------------------------------------

CONSOLIDATED SALES BY GEOGRAPHIC AREA                                                (Millions of yen)
------------------------------------------------------------------------------------------------------
                                       Three months ended Three months ended
                                         June 30, 2010      June 30, 2009    Change          %
------------------------------------------------------------------------------------------------------
[Domestic]                                  212,916            206,739         6,177        3.0
       Percentage of net sales (%)             44.1               42.1
[Overseas]                                  270,038            284,650       -14,612       -5.1
       Percentage of net sales (%)             55.9               57.9
         The Americas                       133,410            142,770        -9,360       -6.6
       Percentage of net sales (%)             27.6               29.1
         Europe                             103,117            113,750       -10,633       -9.3
       Percentage of net sales (%)             21.4               23.1
         Other                               33,511             28,130         5,381       19.1
       Percentage of net sales (%)              6.9                5.7
Grand Total                                 482,954            491,389        -8,435       -1.7
       Percentage of net sales (%)            100.0              100.0
------------------------------------------------------------------------------------------------------

(3)  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                         Three months ended  Three months ended
                                                                           June 30, 2010       June 30, 2009
--------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                      8,189                1,540
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
       Depreciation and amortization                                           22,412               23,836
       Equity in earnings of affiliates, net of dividends received                  7                   -4
       Deferred income taxes                                                   -1,729               -4,133
       Loss on disposals and sales of tangible fixed assets                       443                   86
       Pension and severance costs, less payments                               1,692                 -550
     Changes in assets and liabilities--
       Decrease in trade receivables                                           16,795               35,697
       (Increase) Decrease in inventories                                     -11,333                  241
       Decrease in finance receivables                                          7,320                8,134
       Decrease in trade payables                                             -26,347              -39,847
       Increase in accrued income taxes and accrued expenses and other         21,579                4,306
     Other, net                                                                 2,386                3,238
--------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                   41,414               32,544
--------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                        16                  178
       Expenditures for property, plant and equipment, including
         interest capitalized                                                 -15,803              -17,384
       Payments for purchases of available-for-sale securities                    -57                 -602
       Proceeds from sales of available-for-sale securities                         4                  910
       (Increase) Decrease in time deposits                                      -243                  218
       Purchase of business, net of cash acquired                                  --               -4,760
       Other, net                                                              -4,783               -5,124
--------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                      -20,866              -26,564
--------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                    15,971               28,903
       Repayment of long-term indebtedness                                    -23,693              -21,626
       Decrease in short-term borrowings, net                                 -27,314             -101,061
       Proceeds from issuance of long-term debt securities                     79,741               35,000
       Dividends paid                                                         -11,972              -10,885
       Payment for purchase of treasury stock                                     -29                  -30
       Other, net                                                                -301                 -276
--------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                         32,403              -69,975
--------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents               -8,839                1,609
--------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                        44,112              -62,386
--------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                            242,165              258,484
--------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                               286,277              196,098
--------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5)SEGMENT INFORMATION

(a) Operating Segments Information

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                   Three months ended Three months ended
                                                     June 30, 2010      June 30, 2009    Change      %
----------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                            424,689            436,820       -12,131    -2.8
      Intersegment                                           --                 --            --      --
      Total                                             424,689            436,820       -12,131    -2.8
----------------------------------------------------------------------------------------------------------
  Operating expenses                                    386,771            412,961       -26,190    -6.3
----------------------------------------------------------------------------------------------------------
  Operating income                                       37,918             23,859        14,059    58.9
     Operating income on sales in Imaging &
       Solutions (%)                                        8.9                5.5
----------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                             27,905             24,754         3,151    12.7
      Intersegment                                        1,186                894           292    32.7
      Total                                              29,091             25,648         3,443    13.4
----------------------------------------------------------------------------------------------------------
  Operating expenses                                     28,607             26,002         2,605    10.0
----------------------------------------------------------------------------------------------------------
  Operating income                                          484               -354           838      --
     Operating income on sales in Industrial
       Products (%)                                         1.7               -1.4
----------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                             30,360             29,815           545     1.8
      Intersegment                                           --                 --            --      --
      Total                                              30,360             29,815           545     1.8
----------------------------------------------------------------------------------------------------------
  Operating expenses                                     30,488             30,093           395     1.3
----------------------------------------------------------------------------------------------------------
  Operating income                                         -128               -278           150      --
     Operating income on sales in Other (%)                -0.4               -0.9
----------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                       -1,186               -894          -292      --
      Total                                              -1,186               -894          -292      --
----------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                       -1,186               -890          -296      --
      Corporate                                          16,427             17,147          -720      --
      Total                                              15,241             16,257        -1,016      --
----------------------------------------------------------------------------------------------------------
  Operating income                                      -16,427            -17,151           724      --
----------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                            482,954            491,389        -8,435    -1.7
      Intersegment                                           --                 --            --      --
      Total                                             482,954            491,389        -8,435    -1.7
----------------------------------------------------------------------------------------------------------
  Operating expenses                                    461,107            485,313       -24,206    -5.0
----------------------------------------------------------------------------------------------------------
  Operating income                                       21,847              6,076        15,771   259.6
      Operating income on consolidated net sales (%)        4.5                1.2
----------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended  Three months ended
                                                             June 30, 2010       June 30, 2009     Change    %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       217,126             210,421         6,705    3.2
       Intersegment                                             112,367              90,510        21,857   24.1
       Total                                                    329,493             300,931        28,562    9.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           312,550             298,341        14,209    4.8
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              16,943               2,590        14,353  554.2
       Operating income on sales in Japan (%)                       5.1                 0.9
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       132,358             142,656       -10,298   -7.2
       Intersegment                                                 777                 638           139   21.8
       Total                                                    133,135             143,294       -10,159   -7.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           134,049             148,027       -13,978   -9.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                -914              -4,733         3,819     --
       Operating income on sales in the Americas (%)               -0.7                -3.3
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                       105,240             114,516        -9,276   -8.1
       Intersegment                                                 624                 604            20    3.3
       Total                                                    105,864             115,120        -9,256   -8.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            99,601             109,862       -10,261   -9.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               6,263               5,258         1,005   19.1
       Operating income on sales in Europe (%)                      5.9                 4.6
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        28,230              23,796         4,434   18.6
       Intersegment                                              42,913              33,897         9,016   26.6
       Total                                                     71,143              57,693        13,450   23.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            66,680              55,293        11,387   20.6
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               4,463               2,400         2,063   86.0
       Operating income on sales in Other (%)                       6.3                 4.2
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -156,681            -125,649       -31,032     --
       Total                                                   -156,681            -125,649       -31,032     --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                          -151,773            -126,210       -25,563     --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              -4,908                 561        -5,469     --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       482,954             491,389        -8,435   -1.7
       Intersegment                                                  --                  --            --     --
       Total                                                    482,954             491,389        -8,435   -1.7
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           461,107             485,313       -24,206   -5.0
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              21,847               6,076        15,771  259.6
       Operating income on consolidated net sales (%)               4.5                 1.2
-----------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX- (THREE MONTHS ENDED JUNE 30, 2010)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                             Three months ended  Three months ended                   Change excluding
                                                June 30, 2010       June 30, 2009     Change     %     exchange impact    %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                               359,925             378,098       -18,173    -4.8         307         0.1
       Percentage of net sales (%)                                        74.5          76.9
          Domestic                                 130,081             131,425        -1,344    -1.0      -1,344        -1.0
          Overseas                                 229,844             246,673       -16,829    -6.8       1,651         0.7
   Network System Solutions                         64,764              58,722         6,042    10.3       8,041        13.7
       Percentage of net sales (%)                                        13.4          12.0
          Domestic                                  36,497              33,370         3,127     9.4       3,127         9.4
          Overseas                                  28,267              25,352         2,915    11.5       4,914        19.4
Imaging & Solutions Total                          424,689             436,820       -12,131    -2.8       8,348         1.9
       Percentage of net sales (%)                                        87.9          88.9
   Domestic                                        166,578             164,795         1,783     1.1       1,783         1.1
   Overseas                                        258,111             272,025       -13,914    -5.1       6,565         2.4
          The Americas                             130,399             139,165        -8,766    -6.3      -1,059        -0.8
          Europe                                    99,358             109,420       -10,062    -9.2       2,611         2.4
          Other                                     28,354              23,440         4,914    21.0       5,013        21.4
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                 27,905              24,754         3,151    12.7       3,853        15.6
       Percentage of net sales (%)                                         5.8           5.0
   Domestic                                         17,142              13,460         3,682    27.4       3,682        27.4
   Overseas                                         10,763              11,294          -531    -4.7         171         1.5
          The Americas                               2,901               3,326          -425   -12.8        -258        -7.8
          Europe                                     3,520               3,967          -447   -11.3         -49        -1.2
          Other                                      4,342               4,001           341     8.5         478        11.9
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                               30,360              29,815           545     1.8         628         2.1
       Percentage of net sales (%)                                         6.3           6.1
   Domestic                                         29,196              28,484           712     2.5         712         2.5
   Overseas                                          1,164               1,331          -167   -12.5         -84        -6.3
          The Americas                                 110                 279          -169   -60.6        -165       -59.1
          Europe                                       239                 363          -124   -34.2         -94       -25.9
          Other                                        815                 689           126    18.3         175        25.4
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                        482,954             491,389        -8,435    -1.7      12,829         2.6
       Percentage of net sales (%)                                       100.0         100.0
   Domestic                                        212,916             206,739         6,177     3.0       6,177         3.0
       Percentage of net sales (%)                                        44.1          42.1
   Overseas                                        270,038             284,650       -14,612    -5.1       6,652         2.3
       Percentage of net sales (%)                                        55.9          57.9
          The Americas                             133,410             142,770        -9,360    -6.6      -1,482        -1.0
              Percentage of net sales (%)                                 27.6          29.1
          Europe                                   103,117             113,750       -10,633    -9.3       2,468         2.2
              Percentage of net sales (%)                                 21.4          23.1
          Other                                     33,511              28,130         5,381    19.1       5,666        20.1
              Percentage of net sales (%)                                  6.9           5.7
----------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                Yen 92.13           Yen 97.51     Yen -5.38
                            EURO 1              Yen 117.52          Yen 132.69    Yen -15.17

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

                                       A1

2.  FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                            Three months ended        Three months ending        Half year ending         Year ending
                              June 30, 2010    Change   Sept. 30, 2010    Change  Sept. 30, 2010  Change March 31, 2011  Change
                                 Results         %         Forecast         %        Forecast       %       Forecast        %
-------------------------------------------------------------------------------------------------------------------------------
Net sales                          482.9        -1.7         501.0          0.7        984.0       -0.5     2,050.0        1.7
Gross profit                       204.3         2.0         200.6          1.4        405.0        1.7       835.0        1.5
Operating income                    21.8       259.6          13.1         66.1         35.0      150.1        85.0       28.8
Income before income taxes          15.4       353.6          12.5        273.3         28.0      313.8        75.0       30.4
Net income attributable to
  Ricoh Company, Ltd.                7.3       712.1           5.1        470.9         12.5      591.4        35.0       25.6
-------------------------------------------------------------------------------------------------------------------------------
Net income attributable
  to Ricoh Company, Ltd.
  shareholders per
  share-basic (yen)                10.11          --          7.12           --        17.23         --       48.24         --
Net income attributable
  to Ricoh Company, Ltd.
  shareholders per
  share-diluted (yen)               9.83          --          6.93           --        16.76         --       46.93         --
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                15.8          --          26.2           --         42.0         --        72.0         --
Depreciation for tangible
  fixed assets                      16.0          --          16.0           --         32.0         --        67.0         --
R&D expenditures                    25.6          --          31.4           --         57.0         --       112.0         --
-------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/ US$)           92.13          --         90.00           --        91.07         --       90.53         --
Exchange rate (Yen/ EURO)         117.52          --        110.00           --       113.76         --      111.88         --
-------------------------------------------------------------------------------------------------------------------------------

3.  FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                         Half year ending September 30, 2010     Year ending March 31, 2011
-------------------------------------------------------------------------------------------------------------------------------
                                                                   Change             Change          Change             Change
                                                         Forecast    %    Forecast(*)   %    Forecast   %    Forecast(*)   %
-------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                      727.9     -2.3      772.4     3.7  1,524.6    0.6    1,604.1     5.8
       Domestic                                           259.4      1.4      259.4     1.4    545.1    2.7      545.1     2.7
       Overseas                                           468.5     -4.2      513.0     4.9    979.5   -0.6    1,059.0     7.5
   Network System Solutions                               136.6      5.0      140.6     8.1    283.7    3.5      289.8     5.7
       Domestic                                            83.0      5.3       83.0     5.3    177.0    3.5      177.0     3.5
       Overseas                                            53.6      4.5       57.6    12.3    106.7    3.5      112.8     9.4
Imaging & Solutions Total                                 864.5     -1.2      913.0     4.3  1,808.3    1.0    1,893.9     5.8
   Domestic                                               342.4      2.3      342.4     2.3    722.1    2.9      722.1     2.9
   Overseas                                               522.1     -3.4      570.6     5.6  1,086.2   -0.2    1,171.8     7.7
       The Americas                                       265.5     -3.0      278.6     1.8    555.4    2.1      569.3     4.6
       Europe                                             198.2     -8.9      232.2     6.8    407.7   -7.7      477.7     8.2
       Other                                               58.5     18.7       59.8    21.4    123.2   20.0      124.8    21.6
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                        54.8      7.0       56.2     9.7    111.2    9.4      113.7    11.8
   Domestic                                                33.6     22.3       33.6    22.3     66.8   19.0       66.8    19.0
   Overseas                                                21.2    -10.8       22.5    -4.9     44.4   -2.4       46.9     3.0
       The Americas                                         5.9    -16.8        6.2   -12.9     13.0    1.1       13.3     3.6
       Europe                                               6.3    -18.3        7.3    -5.8     12.5  -18.3       14.5    -5.2
       Other                                                8.9      0.6        9.1     2.2     18.9    8.9       19.0     9.7
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                      64.7      3.6       65.0     4.0    130.5    4.9      130.9     5.2
   Domestic                                                62.0      4.3       62.0     4.3    125.1    5.4      125.1     5.4
   Overseas                                                 2.7     -8.9        3.0    -0.5      5.4   -6.0        5.8     2.1
       The Americas                                         0.2    -47.0        0.2   -40.9      0.4  -34.0        0.5   -20.5
       Europe                                               0.6    -30.5        0.8   -16.4      1.1  -29.4        1.4   -12.0
       Other                                                1.9     11.8        2.0    17.7      3.8    9.8        3.9    12.6
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                               984.0     -0.5    1,034.1     4.6  2,050.0    1.7    2,138.5     6.1
   Domestic                                               438.0      3.9      438.0     3.9    914.0    4.3      914.0     4.3
   Overseas                                               546.0     -3.7      596.1     5.1  1,136.0   -0.3    1,224.5     7.4
       The Americas                                       271.6     -3.4      285.0     1.4    568.8    2.0      583.1     4.6
       Europe                                             205.1     -9.3      240.3     6.3    421.3   -8.1      493.7     7.7
       Other                                               69.3     15.9       70.8    18.4    145.9   18.1      147.7    19.6
-------------------------------------------------------------------------------------------------------------------------------
*Excluding foreign exchange impact

                                       A2